UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 31, 2005

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. Financial Statements as of and for the twelve months ended December 31, 2005, as filed with the Superintendencia de Valores y Seguros, Chilean Securities and Insurance Superintendence.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Patricio Bosselin Molina

Date: March 02, 2006 By: Patricio Bosselin Molina Principal Financial Officer

Report of the External Auditors

Financial Statements as of December 31, 2005 and 2004

Messrs

Chairman, Directors and Shareholders

Supermercados Unimarc S.A. & Affiliates

  We have conducted an auditing of the consolidated balance sheet of Supermercados Unimarc S.A. & Affiliates as of December 31, 2005 and 2004, and of the related consolidated statements of income and cash flow for the years ended on those dates. The preparation of such financial statements (including the related notes thereto), has been made by the management of Supermercados Unimarc S.A. Our responsibility is to express an opinion on these financial statements based on the auditing we conducted.
  Except for what is stated in the following paragraph, our audits were conducted in accordance with accounting standards generally accepted in Chile. Said standards require for us to plan and perform our work in order to attain a reasonable degree of certainty to the effect that the financial statements are free from material misstatement. An audit includes the examination, on a basis of tests, of evidence to support the amounts and the information disclosed in the financial statements. An audit further encompasses an evaluation of the accounting principles used and of the significant estimations made by the management of the company, as well as an evaluation of the overall presentation of the financial statements. We consider that our audit is a reasonable base to support our opinion.
  On the other hand, on a joint basis with other related companies, guarantors of those same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. On June 15, 2004, a panel of three judge members of the American Court of Appeals for the Second Circuit denied the Consolidated Appeal, however, on June 29, 2004, the Chilean counsel filed a petition seeking same to be heard by the already constituted court and/or by the full court. This petition was denied as per a final resolution of the Supreme Court on January, 2005. In the opinion of the lawyers of Inverraz Ltda., the obligations rising from the loan contract of years 1994 and 1996, have prescribed, pursuant to what is provided in the pertinent Chilean laws, and a lawsuit has been filed against the State Street Bank, with the 27th Civil Court of Santiago, Chile, Case No. 5930-03, seeking the declaration of the aforementioned obligations as prescribed. On August 04, 2005 the Board of Directors of Supermercados Unimarc S.A. took knowledge of having been notified of the exequatur petition filed before the honorable Supreme Court. On the merits of the "pase regio" petition Supermercados Unimarc S.A. answered the petition stating that the resolution was ruled in violation of all the norms related to the international regularity of the sentences, and furthermore, the above-stated resolution contravenes the national jurisdiction and national public order, as its content is not the result of legally processed prior proceedings, where both parties had the right to request the enforcement of their claims. All of the foregoing prevents the compliance with the sentence ruled in the United States of America. Consequently, the litigation refers to the existence of the debt in Chile. For this reason, in the opinion of the company's legal counsel, the final outcome of the litigation may not be determined at this point. Consequently, no provision or loss as may result from the proceedings has been recognized in the attached financial statements.
  In our opinion, except for the effects over the financial statements of said adjustments, if any such adjustment should be required, as per what is stated in paragraph 3, the aforementioned consolidated financial statements reasonably present, in all it material respects, the financial position of Supermercados Unimarc S.A. & Affiliates, as of December 31, 2005 and 2004, and the results of its operations and the cash flows for the years ended on those dates, in accordance with the principles described in Note 2 (b) and the norms given by the Superintendencia de Valores y Seguros (Superintendency of Securities and Insurance).

Id Card No. of the signing partner: 5,070,231-6

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

ACG Auditores Consultores Gerenciales Ltda.

Santiago, February 27, 2006

ASSETS
		mm	dd	yr	mm	dd	yr
		12	31	2005	12	31	2004
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		17,454,146			26,053,102
5.11.10.10 Available		400,474			2,074,075
5.11.10.20 Time deposits		0			0
5.11.10.30 Negotiable securities (net)		0			0
5.11.10.40 Debtors from sales (net)	5	2,079,641			1,932,936
5.11.10.50 Notes receivable (net)	5	1,046,745			2,003,101
5.11.10.60 Sundry debtors (net)	5	77,475			586,176
5.11.10.70 Related companies bills receivable and debtors	6	1,509,289			6,591,445
5.11.10.80 Inventories (net)	7	10,967,189			10,816,528
5.11.10.90 Recoverable taxes		392,994			789,109
5.11.20.10 Prepaid expenses	29	822,412			842,521
5.11.20.20 Deferred taxes	8	116,585			0
5.11.20.30 Other current assets	9	41,342			417,211
5.11.20.40 Leasing contracts (net)		0			0
5.11.20.50 Assets for leasing (net)		0			0
5.12.00.00 TOTAL FIXED ASSETS	10	110,152,870			130,115,648
5.12.10.00 Land	10	29,987,391			40,395,028
5.12.20.00 Constructions and infrastructure works	10	47,484,945			53,469,764
5.12.30.00 Machinery and equipment	10	18,675,600			24,248,447
5.12.40.00 Other fixed assets	10	35,356,615			38,810,536
5.12.50.00 Higher value due to technical revaluation of fixed assets		0			0
5.12.60.00 Depreciation (less)	10	(21,351,681)			(26,808,127)
5.13.00.00 TOTAL OTHER ASSETS		26,773,331			24,761,839
5.13.10.10 Investments in related companies	11	3,838			3,745
5.13.10.20 Investments in other companies		0			0
5.13.10.30 Lower value of investments	12	13,527,484			14,740,731
5.13.10.40 Higher value of investments (less)	12	(31,418)			(35,943)
5.13.10.50 Long-term debtors	5	511,911			540,566
5.13.10.60 Long-term related companies bills receivable and debtors	6	3,865,950			0
5.13.10.65 Long-term deferred taxes	8	7,655,837			8,312,866
5.13.10.70 Intangible		9,618			10,429
5.13.10.80 Amortization (less)		0			0
5.13.10.90 Other	13	1,230,111			1,189,445
5.13.20.10 Long-term leasing contracts (net)		0			0
5.10.00.00 TOTAL ASSETS		154,380,347			180,930,589
LIABILITIES
		mm	dd	yr	mm	dd	yr
		12	31	2005	12	31	2004
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		39,348,313			48,104,656
5.21.10.10 Short-term bank and financial institutions obligations	14	1,688,615			4,470,944
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,597,146			3,748,481
5.21.10.30 Obligations with the public (Promissory notes)		0			0
5.21.10.40 Obligations with the public-short-term portion (bonds)		0			0
5.21.10.50 Long-term obligations with maturity within one year		0			0
5.21.10.60 Payable dividends		0			0
5.21.10.70 Accounts payable	28	19,101,825			22,936,145
5.21.10.80 Notes payable		67,669			104,598
5.21.10.90 Sundry creditors	30	1,491,681			1,387,557
5.21.20.10 A related company notes and accounts payable	6	11,716,888			13,322,378
5.21.20.20 Provisions	16	664,356			990,149
5.21.20.30 Withholdings		632,087			436,963
5.21.20.40 Income tax		0			149,307
5.21.20.50 Income received in advance	17	388,046			436,564
5.21.20.60 Deferred taxes	8	0			121,570
5.21.20.70 Other current liabilities		0			0
5.22.00.00 TOTAL LONG-TERM LIABILITIES		32,032,221			38,629,149
5.22.10.00 Bank and financial institutions obligations	15	9,638,211			14,326,488
5.22.20.00 Long-term obligations with the public (bonds)		0			0
5.22.30.00 Long-term notes payable		768,848			918,540
5.22.40.00 Long-term sundry creditors	30	2,509,238			3,192,726
5.22.50.00 Long-term related companies note and account payable	6	18,147,299			18,663,419
5.22.60.00 Long-term provisions		0			0
5.22.70.00 Deferred taxes long-term		0			0
5.22.80.00 Others long-term liabilities	17	968,625			1,527,976
5.23.00.00 MINORITY INTEREST	18	17,279			21,924
5.24.00.00 TOTAL EQUITY		82,982,534			94,174,860
5.24.10.00 Paid-in capital	19	59,925,903			59,925,903
5.24.20.00 Capital revaluation reserves	19	0			0
5.24.30.00 Share premium	19	30,651,351			30,651,351
5.24.40.00 Other reserves	19	(10,069,222)			(7,000,154)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)	19	2,474,502			10,597,760
5.24.51.00 Reserves for future dividends		0			0
5.24.52.00 Retained earnings	19	10,597,760			17,968,908
5.24.53.00 Accumulated losses (less)		0			0
5.24.54.00 Profits (losses) of the period	19	(8,123,258)			(7,371,148)
5.24.55.00 Interim dividend (less)		0			0
5.24.56.00 Development period accum. deficit		0			0
5.20.00.00 TOTAL LIABILITIES		154,830,347			180,930,589
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		12	31	2005	12	31	2004
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(4,103,754)			(4,468,648)
5.31.11.10 TRADING MARGIN		26,888,753			27,185,806
5.31.11.11 Trading income		110,194,737			123,743,791
5.31.11.12 Operating cost (less)		(85,305,984)			(96,557,985)
5.31.11.20 Administration and sales expenses (less)		(30,992,507)		(31,654,454)
5.31.12.00 NON-TRADING INCOME		(3,879,525)			(4,499,532)
5.31.12.10 Financial income		24,940			469,499
5.31.12.20 Related companies investments profits		93			2,492
5.31.12.30 Other non-trading income	20	421,992			1,221,788
5.31.12.40 Related companies investments losses (less)		0			0
5.31.12.50 Amortization lower value of the investment (less)	12	(1,210,254)			(1,332,545)
5.31.12.60 Financial expenses (less)		(3,319,110)			(3,723,437)
5.31.12.70 Other non-operating expenses (less)	20	(90,794)			(1,191,468)
5.31.12.80 Price-level restatement	21	631,437			107,767
5.31.12.90 Exchange rate differences	22	(337,829)			(53,628)
5.31.10.00 Profit before income tax and extraordinary items		(7,983,279)			(8,968,180)
5.31.20.00 Income tax	8	(147,806)			1,589,724
5.31.30.00 Extraordinary items		0			0
5.31.40.00 Profit (loss) before deduction of minority interest		(8,131,085)			(7,378,456)
5.31.50.00 Minority interest		3,301			2,275
5.31.00.00 NET PROFIT (LOSS)		(8,127,784)			(7,376,181)
5.32.00.00 Amortization of higher value of investments	12	4,526			5,033
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(8,123,258)			(7,371,148)

CASH FLOW STATEMENT-DIRECT
		mm	dd	yr	mm	dd	yr
		12	31	2005	12	31	2004
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(4,188,411)			(3,920,351)
5.41.11.10 Collection from debtors from sales		132,904,924			148,292,968
5.41.11.20 Financial income received		24,940			727,833
5.41.11.30 Dividends and other distributions received		0			506
5.41.11.40 Other income received		115,302			527,551
5.41.11.50 Payments to suppliers and personnel (less)		(133,128,498)			(147,138,766
5.41.11.60 Paid interest (less)		(2,920,870)			(3,570,844)
5.41.11.70 Paid income tax (less)		(16,857)			(347,907)
5.41.11.80 Other paid expenses (less)		(117,108)			(1,154,667
5.41.11.90 Paid Value Added Tax and other similar (less)		(1,050,244)			(1,257,025)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		(8,876,254)			2,871,734
5.41.12.05 Placement of cash shares		0			0
5.41.12.10 Loans obtained		8,399,777			2,690,029
5.41.12.15 Obligations with the public		0			0
5.41.12.20 Loans verified by documentary evidence with related companies		0			0
5.41.12.25 Other loans obtained from related companies		0			8,667,250
5.41.12.30 Other sources of financing		(22,818)			0
5.41.12.35 Payment of Dividends (less)		0			0
5.41.12.40 Distribution of capital (less)		0			0
5.41.12.45 Payment of loans (less)		(16,294,268)			(8,441,604)
5.41.12.50 Payment of obligations with the public (less)		(53,542)			(43,941)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)		(905,403)			0
5.41.12.60 Payment of other loans of related companies (less)		0			0
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)		0			0
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)		0			0
5.41.12.75 Other disbursement due to financing (less)		0			0
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		11,436,171			2,085,875
5.41.13.05 Sale of Fixed Assets		11,839,800			2,877,556
5.41.13.10 Sale of permanent investments		0			0
5.41.13.15 Sale other investments		0			0
5.41.13.20 Collection of loans verified by documentary evidence to related Co.		0			0
5.41.13.25 Collection of other loans to related companies		0			0
5.41.13.30 Other investment income		0			0
5.41.13.35 Addition of fixed assets (less)		(403,629)			(701,554)
5.41.13.40 Payment of capitalized interest (less)		0			0
5.41.13.45 Permanent investments (less)		0			(90,127)
5.41.13.50 Investments on financial instruments (less)		0			0
5.41.13.55 Loans verified by documentary evidence to related companies (less)		0			0
5.41.13.60 Other loans to related companies (less)		0			0
5.41.13.65 Other investment disbursements (less)		0			0
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		(1,628,494)			1,037,258
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(45,107)			(21,426)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		(1,673,601)			1,015,832
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		2,074,075			1,058,243
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		400,474			2,074,075
FLOW - RESULT CONCILIATION
		mm	dd	yr	mm	dd	yr
		12	31	2005	12	31	2004
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(8,123,258)			(7,371,148)
5.50.20.00 Profit or loss from disposal of assets		(199,768)			560,460
5.50.20.10 (Profits) Loss from disposal of fixed assets		(199,768)			(526,863)
5.50.20.20 Profits on investments sale (less)		0			0
5.50.20.30 Loss on investments sale		0			1,087,323
5.50.20.40 (Profits) Loss on other assets sale		0			0
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		5,445,001			1,115,977
5.50.30.05 Depreciation of the period		4,118,586			4,536,765
5.50.30.10 Amortization of intangible		0			0
5.50.30.15 Penalties and provisions		746,548			(1,565,287)
5.50.30.20 Profits accrued from investments in Related Companies (less)		(93)			(2,492)
5.50.30.25 Loss accrued on investments in related companies		0			0
5.50.30.30 Amortization of lower value of investment		1,210,253			1,332,545
5.50.30.35 Amortization of higher value of investments (less)		(4,526)			(5,031)
5.50.30.40 Net Price-Level restatement		(631,437)			(107,767)
5.50.30.45 Net exchange rate gains/losses		337,829			53,628
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(349,198)			(3,524,172)
5.50.30.55 Other charges to results that do not represent cash flow		17,039			397,788
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		2,843,199			350,937
5.50.40.10 Debtors from sales		(146,705)			(413,305)
5.50.40.20 Inventories		(150,661)			1,487,227
5.50.40.30 Other assets		3,140,565			(722,985)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(4,150,284)			1,425,698
5.50.50.10 Accounts payable related to operating results		(3,871,249)			1,358,729
5.50.50.20 Payable interest		0			0
5.50.50.30 Payable income tax (net)		(270,877)			36,441
5.50.50.40 Other accounts payable related with non-trading income		(26,545)			124,002
5.50.50.50 Payable V.A.T. And other similar (net)		18,387			(93,474)
5.50.60.00 Minority Interest Profits (loss)		(3,301)			(2,275)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(4,188,411)			(3,950,351)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, Chilean Securities and Insurance Superintendence, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company is subjected to the control of this Superintendence.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the twelve-months comprised between January 01 and December 31, 2005 and 2004.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Superintendence. Should any discrepancies occurs, the regulations instructed by the Superintendence would prevail over the former ones. Except by the investments in subsidiaries, which are registered in a single line of the general balance sheet, to their proportional patrimonial value, and therefore, they have not been consolidated line to line. This treatment does not modify the net result of the year nor the patrimony.

(c) Bases of Presentation

For comparative purposes, the financial statements as of December 31, 2004 are presented updated by 3.6%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at December 31, 2005. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 3.6% and 2.5% for the periods ended on December 31, 2005 and 2004 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of December 31, 2005 and 2004 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2005	2004
	$ Per Unit
Unidad de Fomento	17,974.81	17,317.05
U.S. Dollar	512.50	557.40
Argentinean Peso	169.449	187.361

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of December 31, 2005 and 2004 the provisions for debtors from sales and notes receivable for a total amount of ThCh$1,071,582 and ThCh$862,409 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin number 33 of the Colegio de Contadores de Chile A.G.

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of December 31, 2005 and 2004, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin number 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998 and according to the provisions indicated in the circular letter Number 1358 issued by the Chilean Securities and Insurance Superintendence, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Superintendence.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Superintendence. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	12-31-2005			12-31-2004
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the period of twelve months between January 1st, and December 31, 2005 and 2004 changes in the application of Accounting Principles in relation to previous period do not exist.

04. NEGOTIABLE SECURITIES

As of December 31, 2005 and 2004, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	12-31-2005	12-31-2004

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	12-31-2005	12-31-2004	12-31-2005	12-31-2004		12-31-2005	12-31-2004	12-31-2005	12-31-2004
Debtors from sales	2,354,809	2,189,449	0	0	2,354,809	2,079,641	1,932,936	0	0
Estimation of bad debt					275,168	0	0	0	0
Notes receivable	1,843,159	2,608,996	0	0	1,843,159	1,046,745	2,003,101	0	0
Estimation of bad debt					796,414	0	0	0	0
Sundry debtors	77,475	586,176			77,475	77,475	586,176	511,911	540,566
Estimation of bad debt								0	0
						Total long-term Debtors		511,911	540,566

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in U.F. (Indexed Unit); therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2005	12-31-2004	12-31-2005	12-31-2004
88.541.600-4	Inversiones Errazuriz Ltda.	1,183,814	6,411,895	0	0
0-E	Puerta Grande	296,841	0	0	0
65.229.660-2	OTIC	8,815	1,164	0	0
0-E	Multideal	883	0	0	0
0-E	Caucho S.A.	75	0	0	0
O-E	Visa S.A.	186	0	0	0
94.510.000-1	Renta Nacional CIA. De Seg. Grales S.A.	18,641	0	0	0
O-E	Distribuidora de Maquinarias	34	0	0	0
79.902.880-8	Soc de Invers Financieras	0	0	0	0
88.461.600-k	Servicios Integrales S.A.	0	126,317	0	0
99.542.800-8	Inmobiliaria Comercial S.A.	0	51,781	0	0
99.548.390-4	Inmobiliaria Comercial S.A.	0	288	0	0
88.486.700-2	Unimarc Internacional S.A.	0	0	3,865,950	0
		1.509.289	6,591,445	3,865,950	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		12-31-2005	12-31-2004	12-31-2005	12-31-2004
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	0	47	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	515,642	506,117	17,368,506	17,747,880
0-E	Unitrade Interamericana	26,872	0	0	0
88.163.300-0	Inversiones Culenar S.A.	2,818,734	2,210,245
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	7,981,908	8,390,127	0	0
0-E	Compania Tauro S.A.	0	0	778,793	915,539
88.461.600-k	Servicios Integrales S.A.	361,436	0	0	0
0-E	Cidef Argentina S.A	0	0	0	0
96.591.240-1	Gafonac S.A	12,296	2,215,842	0	0
TOTALS		11.716.888	13,322,378	18,147,299	18,663,419

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION		12-31-2005		12-31-2004
					AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
PUERTA GRANDE	0-E	Comm. Adm.	Curr. Acct. Receivable		296,841	0	0	0
TAURO S.A.	0-E	Comm. Adm.	Curr. Acct. Payables		778,792	0	0	0
FRUTICOLA VILUCO S.A.	78.724.830-6	Comm. Adm.	Curr. Acct. Payables		0	0	23.974	91.349
		Comm. Adm.	Debtors from Sales		42,750	35,924	108.706	0
		Comm. Adm.	Invoices Payables		647,412	544,043	302.413	254.128
GANADERA Y FORESTAL NACIONAL S.A.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable		12,306	0	65.034	0
		Comm. Adm.	Curr. Acct. Payables		580,417	0	646.270	150.941
		Comm. Adm.	Debtors from Sales		7,166	6,021	489.999	411.763
		Comm. Adm.	Invoices Payables		862	724	134.167	112.745
AGRICOLA PICHILEMU LTDA.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable		0	0	174.161	0
		Comm. Adm.	Curr. Acct. Payable		0	0	219.491	0
		Comm. Adm.	Invoices Payables		23,095	19,407	355.330	298.597
SOC.AGRICOLA LAS CRUCES S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable		505,785	0	1.122.148	0
		Comm. Adm.	Curr. Acct. Payable		56,281	0	143.089	0
		Comm. Adm.	Invoices Payables		42,815	35,978	206.858	173.829
CIDEF COMERCIAL S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable		47,687,935	0	17.884.229	0
		Comm. Adm.	Curr. Acct. Payable		43,356,318	0	5.564.288	0
		Comm. Adm.	Debtors from Sales		98,414	82,700	0	0
		Comm. Adm.	Invoices Payables		138,046	116,005	371.588	312.234
FRUTICOLA NACIONAL S.A.	79.804.350-1	Comm. Adm.	Curr. Acct. Receivable		0	0	10.074	0
		Comm. Adm.	Curr. Acct. Payables		90,928	0	418.239	0
		Comm. Adm.	Debtors from Sales		41,935	35,239	214.671	180.395
		Comm. Adm.	Invoices Payables		6,232	5,236	30.092	25.287
INMOBILIARIA Y CONSTRUCCTORA NACIONAL S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable		0	0	1.892.653	18.442
		Comm. Adm.	Curr. Acct. Payable		20,575,850	0	11.989.169	0
		Comm. Adm.	Invoices Payables		281,147	236,257	0	0
ESPARRAGOS VALDIVIA S.A.	79.838.780-4	Comm. Adm.	Invoices Payables		62,749	52,730	0	0
INVERSIONES FINANCIERAS S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable		3,141,988	0	4.177.545	0
		Comm. Adm.	Curr. Acct. Receivable		528,859	1,134	1.811.675	0
					0	0	0	0
06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				12-31-2005		12-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT		EFFECT ON RESULTS (CHARGES/ CREDITS)
INVERSIONES CULENAR S.A.	88.163.300-0	Comm. Adm.	Curr. Acct. Receivable	446,866	0	194,043	0
		Comm. Adm.	Curr. Acct. Payable	342,093	250,209	491,972	0
SERVICIOS INTEGRALES S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	2,288,844	0	957,916	0
		Comm. Adm.	Curr. Acct. Payable	1,971,866	0	778,483	86,671
		Comm. Adm.	Debtors from sales	4,819	4,049	103,139	0
		Comm. Adm.	Invoices payables	263,133	221,120	217,591	182,849
UNIMARC INTERNACIONAL S.A.	88.486.700-2	Comm. Adm.	Curr. Acct. Payable	5,923,446	0	0	0
		Comm. Adm.	Debtors from sales	3,286	2,761	5,702	4,792
		Comm. Adm.	Sales Fixed Assets	11,598,472	106,577	0	0
INVERSIONES ERRAZURIZ LTDA.	88.541.600-4	Acc.	Curr. Acct. Receivable	12,377,904	18,456	44,333,982	0
		Acc.	Curr. Acct. Payable	0	0	25,548,387	0
RENTA NAC. CIA SEG. GRALES S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Payable	526,213	0	0	0
RENTA NAC. CIA SEG. VIDA S.A.	94.716.000-1	Comm. Adm.	Curr. Acct. Receivable	0	0	1,115,265	508,421
		Comm. Adm.	Curr. Acct. Payable	9,084	0	1,705,214	0
HOLDING UNIMARC S.A.	94.827.000-5	Comm. Adm.	Curr. Acct. Receivable	1,181,239	0	305,013	0
		Comm. Adm.	Curr. Acct. Payable	676,630	0	0	0
		Comm. Adm.	Debtors from sales	0	0	1,038,913	873,036
		Comm. Adm.	Invoices payables	242,909	204,125	977,153	821,137
UNITED MARKETING AND SALES C.S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	22,343,021	0	37,967,326	207,200
		Comm. Adm.	Curr. Acct. Payable	3,854,410	0	27,848,129	0
		Comm. Adm.	Debtors from sales	133,591	112,261	297,781	250,235
		Comm. Adm.	Invoices payables	17,899,592	15,041,673	24,405,761	20,509,042
INDUSTRIA FORESTAL NACIONAL S.A.	96.524.230-9	Comm. Adm.	Curr. Acct. Receivable	6,631	0	6,983	0
		Comm. Adm.	Curr. Acct. Payable	25,209	0	158,679	0
		Comm. Adm.	Debtors from sales	194,719	163,629	130,009	109,250
COSAYACH NITRATO S.A.	96.538.430-8	Comm. Adm.	Curr. Acct. Receivable	147,060	0	0	0
		Comm. Adm.	Curr. Acct. Payable	302,823	0	148,244	0
INVERSIONES POZO ALMONTE S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	103,815	0	1,346,630	0
		Comm. Adm.	Curr. Acct. Payable	2,783,035	0	3,465,283	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				12-31-2005		12-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP		AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Curr. Acct. Receivable	29,355	0	0	0
		Comm. Adm.	Curr. Acct. Receivable	12,867	0	123,160	0
		Comm. Adm.	Invoices payables	7,754	6,515	221,157	185,846
Alimentos Nacionales S.A	96.587.510-7	Comm. Adm.	Debtors from sales	90,247	75,837	143,108	120,258
GANADERA FORESTAL NACIONAL S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	1,264,614	0	24,258,176	0
		Comm. Adm.	Curr. Acct. Payable	8,362,188	0	30,940,915	109,302
		Comm. Adm.	Invoices payables	345,936	290,702	713,794	599,826
SALMOCONCECIONES S.A.	96.603.640-0	Comm. Adm.	Debtors from sales	1,943	1,632	264,260	222,067
COMERCIAL CIDEF S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Receivable	9,733	0	97,478	0
SMC CIA. DE SALITRE Y YODO 1 REGION	96.630.310-7	Comm. Adm.	Curr. Acct. Receivable	21,995	0	31,924	0
		Comm. Adm.	Curr. Acct. Payable	11,091	0	48,765	0
		Comm. Adm.	Invoices payables	28,884	24,272	0	0
AGRICOLA PAREDONES S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable		0	7,114	0
PESQUERA BAHIA CORONEL S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	53,350	0	0	0
		Comm. Adm.	Curr. Acct. Payable		0	195,487	0
		Comm. Adm.	Debtors from sales		0	185,652	156,010
MERCANTIL CIDEF S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable	174,590	0	0	0
		Comm. Adm.	Curr. Acct. Payable	76,547	0	140,123	0
		Comm. Adm.	Invoices payables		0	73,489	61,755
ADM MUTUOS MI CASA S.A.	96.786.870-1	Comm. Adm.	Curr. Acct. Payable		0	41	0
SERVICIO DE PERSONAL AUSTRAL S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Receivable	149,271	0	0	0
		Comm. Adm.	Curr. Acct. Payable	171,095	0	102,867	0
ADMINISTRADORA AUSTRAL S.A.	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	131,395	0	177,806	0
		Comm. Adm.	Curr. Acct. Payable	81,310	0	159,282	0
ADMINISTRADORA DE RECURSOS S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	1,517,066	0	1,449,092	0
		Comm. Adm.	Curr. Acct. Payable	1,393,461	0	1,017,311	0
		Comm. Adm.	Invoices payables	310	260	126,276	106,113
VINEDOS ERRAZURIZ OVALLE S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	57,482	0	463,284	0
		Comm. Adm.	Curr. Acct. Payable	1,167,761	0	162,351	0
		Comm. Adm.	Debtors from sales	167,843	141,044	9,063	7,616

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				12-31-2005		12-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
ADM. Y SERV. TEMUCO S.A.	96.825.920-2	Comm. Adm.	Curr. Acct. Receivable	69,773	0	0	0
		Comm. Adm.	Curr. Acct. Payable	116,387	0	0	0
ADM. Y SERV. CHILLAN S.A.	96.833.720-3	Comm. Adm.	Curr. Acct. Receivable	102,150	0	0	0
		Comm. Adm.	Curr. Acct. Payable	107,248	0	0	0
ADM. Y SERV. LAS TRANQUERAS S.A.	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	173,982	0	0	0
		Comm. Adm.	Curr. Acct. Payable	199,109	0	0	0
SALMONES Y PESQUERA NACIONAL S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	76,635	0	6,363	0
		Comm. Adm.	Curr. Acct. Payable	0	0	445,213	0
		Comm. Adm.	Debtors from Sales	159,428	133,973	0	0
ADM. Y SERV. MULTIFUNCIONAL S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	1,065,668	0	644,998	0
		Comm. Adm.	Curr. Acct. Payable	696,487	0	707,629	0
		Comm. Adm.	Invoices Payables	250,314	210,347	0	0
ADM. Y SERV. VINA DEL MAR S.A.	96.879.030-7	Comm. Adm.	Curr. Acct. Receivable	8,921	0	28,743	0
SERVICIOS MULTIFUNCIONALES S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	3,017,609	0	581,264	0
		Comm. Adm.	Curr. Acct. Payable	2,032,775	0	585,737	0
		Comm. Adm.	Invoices Payables	580,779	488,049	28,757	24,166
GESTION DE SERV. E INVERSION S.A.	96.879.080-3	Comm. Adm.	Curr. Acct. Receivable	8,678	0	28,692	0
ADM. Y SERV. GENERALES S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	1,099,752	0	558,788	0
		Comm. Adm.	Curr. Acct. Payable	709,751	0	579,082	0
		Comm. Adm.	Invoices Payables	219,740	184,655	27,899	23,445
ADM. Y SERV. TRANQUERAS S.A.	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	133,853	0	0	0
		Comm. Adm.	Curr. Acct. Payable	151,537	0	0	0
EMPRESA DE GESTION Y ADMINIST. S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	273,910	0	376,906	0
		Comm. Adm.	Curr. Acct. Payable	617,614	0	583,600	0
NEGOCIOS Y SERVICIOS GENERALES S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	1,550,231	0	963,336	0
		Comm. Adm.	Curr. Acct. Payable	656,933	0	816,943	0

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions

				12-31-2005		12-31-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
		Comm. Adm.	Debtors from Sales	0	0	162,047	136,174
		Comm. Adm.	Invoices Payables	314,836	264,568	100,301	84,286
SALMONES DE CHILE S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	202,199	0	1,178,021	0
		Comm. Adm.	Curr. Acct. Payable	770,330	0	5,541,715	0
CORPORACION DE INVERSION Y DESARROLLO CIDEF S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable	5,885,338	0	9,708,748	0
		Comm. Adm.	Curr. Acct. Payable	50,559	0	24,563	0
LECHERA LA ESPERANZA S.A.	96.980.220-1	Comm. Adm.	Curr. Acct. Payable	20,561	0	0	0
		Comm. Adm.	Invoices Payables	99,352	83,489	463,432	389,438
ATACAMA CHEMICAL	99.505.320-9	Comm. Adm.	Curr. Acct. Payable	0	0	230,108	0
INMOBILIARIA Y COMERCIAL S.A.	99.542.800-8	Comm. Adm.	Curr. Acct. Receivable	142,395	0	0	0
		Comm. Adm.	Curr. Acct. Payable	333,363	0	0	0
ADMINISTRADORA SOLUCION S.A.	99.545.240-5	Comm. Adm.	Curr. Acct. Receivable	389,066	0	0	0
		Comm. Adm.	Curr. Acct. Payable	306,480	0	0	0

07. INVENTORY

This item, as of December 31, 2005 and 2004, is structured as follows:

Items	2005	2004
	ThCh$	ThCh$

Inventories	10,962,205	10,795,287
Imports	4,984	21,241

Total	10,967,189	10,816,528

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$7,772,422 at December 31, 2005, and ThCh$8,191,296 of active net at December 31, 2004, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	12-31-2005				12-31-2004
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	142,614	56,892	0	0	83,770	59,540	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	8,172	4	0	0	6,530	1,416	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	4,191	17,569	0	0	2,084	14,527
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	47,485	189,934	163,115	597,189	82,425	329,704	294,364	1,125,840
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	17,996	49,761	0	138,180	7,001	36,071	0	158,287
Tax losses of the period	116,147	9,359,437	0	0	0	0	0	0
Accumulated tax losses	0	0	0	0	48,119	8,933,734	0	0
Profit from leaseback difference	63,187	252,747	0	0	64,339	257,350	0	0
Prepaid expenses	0	0	111,710	0	0	0	117,306	6,295
Provision of judgment	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0
OTHERS	0	0	0	0	0	0	0	0
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	1,500,000	0	0	0	0	0	0
TOTALS	395,601	8,408,775	279,016	752,938	292,184	9,617,815	413,754	1,304,949

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	12-31-2005	12-31-2004

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	546,352	480,663
Tax benefits due to tax losses	805,842	1,109,061
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	(1,500,000)	0
Other charges or credits in the account	0	0

Total	(147,806)	1,589,724

09. OTHER CURRENT ASSETS

As of December 31, 2005 and 2004, the following concepts are presented under this item:
Items	2005	2004
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	32,238	46,527
Other	7,785	75,203
Deposits	0	289,534
Customer Duty	1,319	5,947

Total	41,342	417,211

10. FIXED ASSETS

Fixed Assets, as of December 31, 2005 and 2004, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2005 M$			2004 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	29,987,391	0	29,987,391	40,395,028	0	40,395,028
Construction and infrastructure works	47,484,945	(6,771,293)	40,713,652	53,469,764	(6,874,772)	46,594,992
Machinery and Equipment's	18,675,600	(6,152,449)	12,523,151	24,248,447	(10,536,492)	13,711,955

Other Fixed Assets	0	0	0	0	0	0
Furniture and Fixtures	2,753,475	(1,278,841)	1,474,634	4,494,785	(2,684,706)	1,810,079
Facilities	8,407,179	(4,022,964)	4,384,215	10,188,582	(4,259,637)	5,928,945
Works in progress	1,996,282	0	1,996,282	1,940,008	0	1,940,008
Assets in Leasing	22,199,679	(3,126,134)	19,073,545	22,187,161	(2,452,520)	19,734,641
Sub-totals	35,356,615	(8,427,939)	26,928,676	38,810,536	(9,396,863)	29,413,673
TOTALS	131,504,551	(21,351,681)	110,152,8700	156,923,775	(26,808,127)	130,115,648

Comprising of other fixed assets, assets in leasing by ThCh$22,199,679 and ThCh$22,187,161 as of December 31st, 2005 and 2004 are included respectively, which have been valorized according to the indicated in Note 2 (j). The assets in leasing are not legally of property of the society thus, while it does not exert the purchase option cannot have them freely. The detail of leasing contracts as of December 31st, 2005 is the following:

Assets in Leasing
Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate

Corp. Vida S.A.	SM La Reina	1,603,356	157	06-06-18	UF+TIP
Hewlett Packard S.A.	Computacional	105,578	1	10-01-06	U$$+TIP
Renta Nac. Cia. Seg. Vida S.A.	Equipment
Telmex	SM La Florida	17,748,151	252	05-12-25	UF+TIP
Deferred Profit Lease Back	Cash Registered	1,474,896	243	01-01-10	U$$+TIP
	SM La Florida	(1,858,436)
Totals		19,073,545

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.00	42.00	9,139	8,358	221	5,933	93	2,492	3,838	3,745	0	0	3,838	3,745
TOTAL					42.00	42.00	9,139	8,358	221	5,933	93	2,492	3,838	3,745	0	0	3,838	3,745

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA, the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664 (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	12-31-2005		12-31-2004
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	636,319	7,213,506	758,594	7,852,818
96.799.180-5	Inmobiliaria de Supermercados S.A.	480,845	5,129,015	480,846	5,609,860
88.627.400-9	Unimarc Abastecimientos S.A.	90,290	1,136,145	90,289	1,226,435
87.678.300-2	Comercial S.M. Rancagua S.A.	2,502	43,167	2,502	45,669
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	2	32	3	36
96.629.940-1	Transportes Santa Maria S.A.	296	5,619	311	5,913
Total		1,210,254	13,527,484	1,332,545	14,740,731

Higher Value

TAXPAYER NUMBER	COMPANY	12-31-2005		12-31-2004
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT I3N THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	4,526	31,418	4,525	35,943
79.785.340-2	Unimarc Org.y Servicios S.A.	0	0	508	0

	TOTAL	4,526	31,418	5,033	35,943

13. OTHER (Assets)

Other Long Term Assets

As of December 31, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2005	2004
	ThCh$	ThCh$

Warranties	1,012,566	814,557
Computational system project	21,534	140,775
Other Taxes to be recovered from Subsidiary in Argentina	196,011	234,113
Other long term assets

Total	1,230,111	1,189,445

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2005 and 2004 is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-05	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04	12-31-05	12-31-04
Short Term (code 5.21.10.10)

96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	617,568	728,354		0	617,568	728,354
97.051.000-1	Banco del Desarrollo	1,066,704	3,742,590	0	0	0	0	0	0	0	0	0	0	1,066,704	3,742,590
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	4,343	0	0	0	4,343	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	1,066,704	3742,590	0	0	0	0	0	0	621,911	728,354		0	1,688,615	4,470,944
	Debt capital amount	1,057,997	3,735,500	0	0	0	0	0	0	621,084	727,626		0	1,679,081	4,463,126
	Avg. Annual Interest Rate	4.5	9	0	0	0	0	0	0	65	9	6	0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	604,181	569,656	0	0	604,181	569,656
96.621.750-2	KfW	446,865	477,171	0	0	0	0	0	0	0	0	0	0	446,865	477,171
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	49,276	0	0	0	49,276
97.041.000-7	Bank Boston	2,111,913	2,348,786	0	0	0	0	0	0	0	0	0	0	2,111,913	2,348,786
O-E	Banco Societe Generale	0	0	0	0	0	0	213,845	90,182	0	0	0	0	213,845	90,182
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0		0	0	220,342	213,410	220,342	213,410
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2,558,778	2,825,957	0	0	0	0	213,845	90,182	604,181	618,932	220,342	213,410	3,597,146	3,748,481
	Debt capital amount	2,435,567	2,744,309	0	0	0	0	168,480	87,806	591,309	603,371	215,911	207,475	3,411,267	3,642,961
	Avg. Annual Interest Rate	4.5	6.5	0	0	0	0	14.5	0	8.1	8.0	0	0

	Percentage of obligations in foreign currency (%)			72.6400

	Percentage of obligations in domestic currency (%)			27.3600

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of December 31, 2005 and 2004 is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	630,287	673,554	130,952		0	0	1,434,793	8.5	2,022,231
96.621.750-2	KfW	Dollars	385,567	385,567	771,134	1,156,705	0	10	2,698,973	5.6	3,475,549
97.036.000-K	Santander Santiago	$ non readjustment	235,035	255,798			0	0	490,833	0	739,281
96.621.750-2	Societe Generale	$ non readjustment	116,192	25,417			0	0	141,609	14.5	0
		Otras Monedas	0	0	0	0	0	0	0	0	285,332
97.018.000-1	Scotiabank Sudamerinaco	U.F.	0	0	0	0	0	0	0	0	4,634
97.041.000-7	Bank Boston	Dollars	4,872,003				0	0	4,872,003	4.5	7,799,461
TOTAL			6,239,084	1,340,336	902,086	1,156,705	0		9,638,211		14,326,488
Percentage of obligations in foreign currency (%)	80.0200

Percentage of obligations in domestic currency (%)	19.9800

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of December 31, 2005 and 2004, the breakdown of this item is the following:

Items	2005	2004
	ThCh$	ThCh$
Holidays Provisions	49,386	49,484
Expenses Provisions	20,974	370,333
Judgment Provisions	384,770	314,744
Other Provisions	209,226	255,588
Total	664,356	990,149
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2005, the amount to be accrued is shown under the item Income received in advance of current liabilities.

On July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the district of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being accrued at December 31, 2004, the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	388,046	436,564	968,625	1,527,976

Total	388,046	436,564	968,625	1,527,976

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$17,279 and ThCh$21,924 as of December 31, 2005 and 2004, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2005	2004	2005	2004
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,168	6,375
Transportes Santa Maria S.A.	0.40000	2.00000	(2,859)	(1,890)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,535	2,793
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	11,423	14,634
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	10	10
Supermercados Hipermarc S.A.	0.00001	0.00001	2	2
Total			17,279	21,924

19. CHANGES IN EQUITY

The equity variations of the 2005 and 2004 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$(3,069,068) and ThCh$(2,377,816), (historic figure) as of December 31, 2005 and 2004 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

19. CHANGES IN EQUITY Changes in Equity

12-31-2005							12-31-2004
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Accumulated Results	Result for the period
Opening Balance	57,843,536		29,586,246	(6,756,905)	17,344,506	(7,115,008)	56,432,718	0	28,8564,630	(4,272,282)	21,170,826	(4,249,357)
Distribution Previous Period					(7,115,008)	7,115,008	0	0	0	0	(4,249,357)	4,249,357
Final Dividend Previous Period	0
Capital increase with cash share issuance	0
Capitalization of Profits and/or Reserves	0
Period of Development Accumulated Deficit	0
Accumulated Readjustment due to translation difference	0			(3,069,068)						(2,377,816)
Own Capital Revaluation	2,082,367		1,065,105	(243,249)	368,262		1,410,818		721,616	(106,807)	423,037
Profit/Loss for the Period	0					(8,123,258)						(7,115,008)
Provisional Dividends
Closing Balance	59,925,903		30,651,351	(10,069,222)	10,597,760	(8,123,258)	57,843,536		29,586,246	(6,756,905)	17,344,506	(7,115,008)
Updated Balances							59,925,903		30,651,351	(7,000,154)	17,968,908	(7,371,148)

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	57,843,536		57,843,536

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of December 31, 2005 and 2004, the breakdown of this item is formed as follows:

Other non-operating income

Items	2005 ThCh$	2004 ThCh$

Rentals	2,713	282,958
Cashier register overage	35,927	63,636
Other non-operating income	112,986	348,331
Profits from disposal of fixed assets	270,366	526,863

Total	421,992	1,221,778

Other non-operating expenses

Items	2005 ThCh$	2004 ThCh$
Penalties and sanctions	17,371	15,079
Cashier register lacks	0	7,174
Other non-operating expenses	2,825	81,892
Loss from other assets sale	70,598	1,087,323
Loss from assets fixed sale
Total	90,794	1,191,468

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	12-31-2005	12-31-2004
Inventories		0	0
Fixed assets	IPC	3,010,317	2,092,436
Investments in related companies	IPC	507,984	391
Accounts receivables with related companies	UF	0	547,611
Other non-monetary assets	IPC,UF	(2,687)	15,656
Accounts of expenses and costs	IPC	93,520	117,860
Total (charges) credits		3,609,134	2,773,954

LIABILITIES (CHARGES) / CREDITS
Equity	IPC	(3,272,485)	(2,536,815)
Accounts payable with related companies	UF	10,260	24,686
Obligations with banks	UF	(80,506)	(82,215)
Minority interest		$888,607	1,104,524
Non-monetary liabilities	IPC,UF	(523,574)	(1,125,235)
Income account	IPC	0	(51,132)
Total (charges) credits		(2,977,698)	(2,666,187)
(Loss) Profit due to monetary correction		631,437	107,767

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		12-31-2005	12-31-2004
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	133,514	0
Other non-monetary assets	US$	(1,975)	3,635
Accounts receivables with related companies	US$	(1,045,406)	(704,156)
Total (charges) credits		(913,867)	(700,521)

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	864,597	642,980
Other non-monetary liabilities	US$	(288,297)	3,913
Accounts payable with related companies	US$	(262)	0
Result from the translation of Argentinean Subsidiary	US$	0	0
Total (charges) credits		576,038	646,893
(Loss) Profit due to monetary correction		(337,829)	(53,628)

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

As of December 31, 2005, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the given guaranties to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several proceedings between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., were filed Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were decided in favor of companies of the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).
  Claims being heard at an Arbitrating venue:

At present there are 30 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 30, plus one called Book and another one called Principal. The 30 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, favorably awarded.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Folder No. 30, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, currently in the submittal of evidence stage.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250 plus interest, a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest (between years 1990 and 1993), usually duplicates or triplicates de capital amounts claimed.

a.2) Corp Banca

Mortgage guarantees over Supermercados Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,699,080, ThCh$2,810,231 and ThCh$1,211,233, respectively, for credits granted by Corp Banca which as of December 31, 2005 amount to ThCh$2,038,973.

a.3) Banco del Desarrollo

As of December 31, 2005, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,541,265 and ThCh$3,466,678 respectively, and the debt's value as of December 31, 2005 amounts to ThCh$1,066,704.

a.4) Banco Bank Boston

As of the closing date of these financial statements, the capital credit as of December 31, 2005 in the amount of US$13,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case. It is possible to indicate that at the moment some of the indicated forest assets, were transferred in property to the related society Agricola Santa Macarena S.A.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis. Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to Bank Boston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of Bank Boston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with Bank Boston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.5) Kreditanstalt fur Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of December 31, 2005, the short-term and long-term debts with KfW amount to US$6.1 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of an Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of December 31, 2005 amounts to ThCh$617,568. The property lodged as collateral is P.A.M. Carolina III, limited to US$ 1,500,000.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,045,233 for a loan which as of December 31, 2005, amounts to ThCh$4,343.

  b.3) Banco Santander Santiago

  On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,458,603 and the debt's value as of December 31, 2005 amounts to ThCh$220,342.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005. The building is taxed with general mortgage and enrolled prohibition in favor of the Banco Santander Santiago.

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On March 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from March 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective process that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The argument has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. At the same time, it was requested by the Chilean defendants, before Chilean Courts, to be declared the extincted all the obligations that the remaining corporations had with the Bank, through the agreements, conventions, contracts, with the expressed requested, the Court declared extincted the ordinary and executives actions whatsoever their nature and origin, that have their cause in the promissory notes, in the guarantee conventions and in the Loan Agreements. The Prejudice Relief that has been published through the media finds its foundations precisely in the obligations which extinction is requested before the Chilean Courts. All the above mentioned impede the enforcement of the American Judgment. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  In January 22, 2005 the definitive sentence was issued from the Supreme Court of the United States of America in which the request conducted by the judgment between Inversiones Errazuriz Ltda. and others with State Street Bank and Trust Company was denied.

  The resolution to which State Street Bank and Trust Company, assigns the character of definitive sentence, is to the date being object of a EXEQUATUR asked for by the mentioned bank to the Supreme Court, under the number of entrance 2349-2005. To the request of "pase regio", Supermercados Unimarc S.A. it evacuated with date August 4th, 2005, the conferred transfer and indicated that the mentioned resolution was dictated with infraction of all the norms related to the international regularity of the sentences. It is indicated in addition that the referred resolution is against the National Jurisdiction, to the National Public Order, in addition that its content is not the result of a previous procedure that has been transacted legally in where both parts had right to make be worth their intentions. Next to the previous thing, it is maintained that the State Street Bank is not the legitimate organization to act in addition that the bank endorsed the notes and other documents of bottom of the initiated actions, without a mandate or power from the present proprietors of the mentioned credits to the mentioned bank consists.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of December 31, 2005 is of an amount of ThCh$4,467,503. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of December 31, 2005 amounts to ThCh$2,380,513.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on third degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 75,000 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$4,634,344.98 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at December 31, 2005, amounts to ThCh$355,456 (Chilean pesos), corresponding to ARG$2,097,700.99 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (July 01, 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately by US$924,746.00, retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750,000.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1,800,000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinean Branch.

d.6) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to December 31, 2005 has an accounting value of ThCh$2,869,533 to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A. keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of December 31, 2005 amounts to ThCh$2,380,513.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On June 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

It is possible to indicate, that the present owner is Unimarc International. The transaction was verified with date December 6th, 2005.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Other contingences

On December 10, 2004, the society Supermercados Unimarc S.A. presented before the Tribunal of the Free Competition a legal claim against Nestle Chile S.A., based on several infringements incurred by the latter of D.L. number 211 on free competition. The damages and compensable damages caused by Nestle attitudes and facts of character of monopoly of Nestle Chile S.A., and the supposed debt of Unimarc will be determined by the competent tribunals.

On June 30, 2005, Supermercados Unimarc S.A. and Nestle Chile S.A. presented an ending agreement and waiver to the litigation proceeding before the anti trust-court, finishing what was called by the parties' involved non coincident interpretations of the commercial agreement terms.

f) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$384,770 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	09-30-05	09-30-04	09-30-06	Assets	09-30-07	Assets	09-30-08	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,720,544	2,038,973	2,707,196	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		1,045,233	4,343	65,328	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		11,458,603	220,342	997,612	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		12-31-05	12-31-04
Current Assets
Available	US$	103	115
Prepaid Expenses	UF	249,663	259,578
Notes Receivable	US$	0	7,220
Other Current Assets	Arg. Peso	299,066	520,134
Other Current Assets		$14,416,884	24,686,134
Related co, Notes Receivable	Arg. Peso	298,019	0
Other Current Assets	UF	32,239	3,290
Notes Receivable	UF	199,858	197,612
Inventories	US$	3,984	22,667
Prepaid Expenses	UF	2,508	0
Debtors from sales	US$	22,242	14,397
Other Current Assets	US$	1,319	5,947
Deposits to term	US$	0	289,534
Recoverable Taxes	UF	0	0
Related co, Notes Receivable	UF	1,928,261	0
Other Current Assets	UF	0	46,524
Fixed Assets

Fixed assets		$73,811,589	87,895,892
Fixed assets	Arg, $	36,341,281	42,219,756
Other Assets
Other Assets		$20,356,360	23,399,472
Other Assets	UF	54,582	63,448
Other Assets	Arg, $	796,690	749,692
Related co, Notes Receivable	US$	1,180,151	0
Long-term Debtors	US$	347,705	365,224
Notes Receivable	UF	164,206	175,342
Other Assets	US$	7,688	8,662
Total Assets
	US$	1,563,192	713,766
	UF	6,497,267	745,794
	Arg, $	37,735,055	43,489,582
		$108,584,833	135,981,497

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		12-31-2005		12-31-2004		12-31-2005		12-31-2004
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Sundry creditors	US$	200,944	0	72,150	0	309,041	0	298,262	0
Sundry creditors	US$	21,294	0	70,928	0	0	0	23,994	0
Sundry creditors	US$	15,336	0	71,121	0	76,706	0	27,729	0
Sundry creditors	UF	176,693	0	161,063	0	96,135	0	156,967	0
Sundry creditors	UF	39,044	0	47,858	0	0	0	0	0
Sundry creditors	UF	16,202	0	14,761	0	48,137	0	43,597	0
Sundry creditors	Non-readj $	492,148	0	399,127	0	0	0	0	0
Accounts payable	Non-readj $	14,310,286	0	18,047,002	0	0	0	0	0
Accounts payable	Arg, $	391,465	0	318,456	0	123,400	0	141,697	0
Accounts payable	US$	4,276,674	0	4,428,989	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	11,271,339	0	12,849,826	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	26,872	0	78,936	0	0	0	0	0
Related co, Notes & acc, Payable	UF	100,557	0	97,724	0	318,120	0	295,892	0
Notes payable	Arg, $	22,764	0	38,203	0	18,470	0	56,468	0
Notes payable	Non-readj $	20,575	0	0	0	0	0	0	0
Notes payable	US$	5,860	0	9,927	0	0	0	0	0
Obligations with banks	UF	1,226,092	0	1,347,286	0	0	0	0	0
Obligations with banks	US$	0		0	0	3,625,482	9.00%	6,568,548	8.0
Obligations with banks	Arg, $	92,677	0	18,522	0	121,168	0	71,660	0
Obligations with banks	Non-readj $	220,343	0	213,409	0	0	0	0	0
Other liabilities	Arg, $	225,250	0	410,941	0	0	0	0	0
Other liabilities	Non-readj $	1,071,789	0	1,287,048	0	0	0	0	0
Other liabilities	US$	96,863		109,142	0	290,587	0	327,423	0
Total Current Liabilities	US$	4,616,971	0	4,762,257	0	4,301,816	0	7,245,956	0
	UF	1,558,588	0	1,668,692	0	462,392	0	496,456	0
	Non-readj $	27,386,480	0	32,796,412	0	0	0	0	0
	Arg. $	759,028	0	865,058	0	263,038	0	269,825	0

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 12-31-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	248,951	0	325,247	0	1,019,439	0	0	0
Sundry creditors	US$	843,314	0	0	0	0	0	0	0
Sundry creditors	US$	72,287	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	1,567,738	0	1,810,459	0	3,182,815	0	10,807,493	0
Other long-term liabilities	US$	774,900	0	193,725	0	0	0	0	0
Obligations with banks	UF	1,303,841	0	130,952	0	0	0	0	0
Obligations with banks	US$	5,643,137	0	771,134	0	1,156,705	0	0	0
Notes payable	ARG, $	376,809	0	377,978	0	14,061	0	0	0
Other related co, Notes & acc. Payable	US$	778,793	0	0	0	0	0	0	0
Obligations with banks	ARG, $	141,609	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	490,834	0	0	0	0	0	0	0
Total Long Term Liabilities
	UF	3,120,530		2,266,658		4,202,254		10,807,493
	US$	8,112,431		964,859		1,156,705		0
	ARG, $	518,418		377,978		14,061		0
	$ non readj.	490,834		0		0		0

Long Term Liabilities Previous Period 12-31-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,224,932	0	801,932	0	0	0	0	0
Obligations with banks	US$	8,668,348	0	868,886	0	1,737,776	0	0	0
Obligations with banks	ARG, $	256,215	0	29,117	0	0	0	0	0
Obligations with banks	$ non readj.	471,708	0	267,575	0	0	0	0	0
Other Notes & Curr. Acct. payables	ARG, $	55,254	0	0	0	0	0	0	0
Sundry creditors	UF	226,263	0	296,315	0	929,674	0	200,165	0
Sundry creditors	US$	967,839	0	379,409	0	0	0	0	0
Sundry creditors	US$	6,603	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	US$	860,286	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,456,350	0	1,681,819	0	2,956,685	0	11,653,025	0
Others long-term liabilities	US$	873,128	0	654,847	0	0	0	0	0
Sundry creditors	US$	186,457	0	0	0	0	0	0	0
Notes payable	RG, $	557,450	0	344,980	0	16,111	0	0	0
Total Long Term Liabilities
	UF	2,907,545		2,780,066		3,886,359		11,853,190
	US$	11,562,661		1,903,142		1,737,776		0
	ARG, $	868,919		374,097		16,111		0
	$ non readj.	471,708		267,575		0		0

25. PENALTIES

At December 31, 2005, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

To the date of presentation of the present financial statements later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At December 31, 2005 and 2004, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Suppliers of Goods	17,878,658	21,598,664
Suppliers of Frozen	638,591	781,655
Suppliers of Transportation	69,711	95,673
Hipermarc Suppliers	514,865	460,153
Total	19,101,825	22,936,145

29. PREPAID EXPENSES

At December 31, 2005 and 2004, the breakdown of this item is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Operating Materials	539,703	807,205
Prepaid insurance	249,663	17,603
Other prepaid expenses	33,046	17,713
Total	822,412	842,521

30. SHORT AND LONG TERM SUNDRY CREDITORS

At December 31, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	574,632	428,770	2,436,952	2,999,665
Securities Received	49,216	48,389
Drawn and not collected checks	105,594	41,206
Computational System Financing	21,294	175,053
Other creditors (Insurance, Freight, Custom Duties)	740,945	694,139	72,286	193,061
Total	1,491,681	1,387,557	2,509,238	3,192,726

ESSENTIAL FACTS

Essential Fact dated April 27, 2005

According to article ninth and paragraph second of the article 10, both of the Law 18,045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2005, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Cesar Macias Quiroz

Mr. Francisco Javier Errazuriz Ovalle

Mr. Patricio Bosselin Molina

Mr. Victor Hugo Cantillano Vergara

Mr. Elias Errazuriz Errazuriz

Mr. Ramon Mendez Cifuentes

Mr. Juan Enrique Barriga Ugarte

Essential Fact dated May 03, 2005

In Meeting of the Board of Directors taken place with date May 2, 2005, to which the elect managing gentlemen attended in the Ordinary Meeting of Shareholders taken place with the same date, was chosen as Chairman of the Boards of the society Mr. Francisco Javier Errazuriz Ovalle.

Also, in execution to that settled down in the Circular number 1,526 of the Securities and Insurance Superintendence, we inform that in the same Meeting of Directors of the society, were designated as members of the Committee of Directors to that refers the article 50 bis of the Ley de Sociedades Anonimas, Mr. Ramon Mendez Cifuentes; Mr. Victor H. Cantillano Vergara and Mr. Juan E. Barriga Ugarte, that were designated with the votes of the controller's and the related companies.

Essential Fact dated July 22, 2005

In the Board Meeting held with this date, it was agreed to accept Mr. Eduardo Viada Aretxabala resignation as Chief Executive Officer of the Company. He will be in charge of other activities within Errazuriz Holding, as Financial Director.

At the same time, it was agreed, to designate Mr. Oscar Opazo Barry as new Chief Executive Officer of the Company, with a well-known career in the Retail Industry.

Essential Fact dated August 05, 2005

On August 04, 2005, it was held the Board of Director's meeting of the Company, Supermercados Unimarc S.A. At such meeting, the Board of Director acknowledged that the Company has been notified, together with other related corporations, of an exequatur requested before the Supreme Court of Chile. The exequatur is being requested by the State Street Bank and Trust Company. Regarding the above mentioned, the company has decided to answer the request of exequatur, pleading such request be rejected, as per the arguments and reasons therein explained.

The Exequatur request does not comply with any of the requisites by Chilean Legislation in order to be recognized as such. Furthermore, the judicial decision's content is against Chilean Public Order and National Jurisdiction, besides there was not a due process, among other allegations. For the reason stated, the judicial decision lacks legal validity.

Essential Fact dated August 22, 2005

In Board of Director's meeting, dated August 22, 2005, it was agreed to designate Mr. Juan Enrique Barriga Ugarte as new General Manager. In that regard, it was agreed to leave vacant the Director's position that had Mr. Barriga in the Company.

To the date of presentation of the present financial statements other essential facts don't exist.

REASONED ANALYSIS

    Assets

As of December 31, 2005 the consolidated assets of Supermercados Unimarc S.A., evidence a decrease of 14.67% in relation to December, 2004, the main variations are reflected in the Fixed Assets, according as is described in point 4.1 of these analyses, and Documents and Accounts to receive of Related Companies, that display a decrease with respect to the previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of December 31, 2005 evidence a decrease compared with December, 2004, mainly because the decrease of 33.81% in Obligations with Banks and Financial Institutions of Short and Long Term, product of the service of this financial debt in the present exercise, Accounts Payable also display a decrease, as Documents To pay to Related Companies.

1.3 Current Liquidity

The liquidity index is 0.44 times as of December 31, 2005, the one that diminishes respect to the same period of the previous year in 18.52%

1.4 Acid Test

This rate was 0.16 times as of December 31, 2005, whereas to December 2004 it was 0.32 times, which in percentage terms is a decrease of 50%.

1.5 Rate of Indebtedness:

This index as of December 31, 2005, is 0.86 times, which evidence a decrease in relation to diminish December 2004, as per result to the decrease of Documents and Accounts Payable to Related Companies, Financial Obligations with Banks and Institutions of Short and Long Term, and Accounts Payable.

1.6 Short and Long Term Debts in relation with Total Debts

The index of short term debt on the total debt was 55.1% as of December 2005 and 55.5% in December 2004, this index, evidences the decrease of Documents and Accounts Payable to Related Companies and Accounts Payable, and Obligations with Banks and Financial Institutions. The index of Long Term Debt shows the variation of Obligations with Banks and Financial Institutions due to debts that expire within a year reclassified from Long Term Debt towards Short Term Debt.

1.7 Cover of financial expenses

The consolidated index as of December 31, 2005 is smaller compared with equal period of the previous year.

2.- Analysis of Result

During the year the company obtained less ThCh$ 8,123,258 as a result, compared with the obtained one in 2004, caused by the increase of the rent tax, despite an improvement in the operational and non operational result.

2.1 Operational Incomes

The operational income of Supermercados Unimarc S.A. and its subsidiaries as of December 2005 were smaller in 10.95% produced in part by the decrease of square meters of sales rooms and the sale strategy to face the entrance of new and more aggressive actors in the supermarkets industry.

2.2 Operational Costs

As of December 2005 costs as a percentage of Operational Income, represent a decrease of 3.11%, in relation to December 2004, due to a certain extent by the introduction of products that have smaller cost associated.

2.3 Operational Margin

The Operational Margin as a percentage of Operational Income compared both years, improves in 11.5% and moved from 21.97% in December 2004 to 24.40% in December 2005.

2.4 Administration and Sales Expenses

The Administration and Sales Expenses as a percentage of Operational Income, were 28.13% in December 2005, and 25.58% for equal period of the previous year.

2.5 Operational Result

This result as of December 2005 reached ThCh$(4,103,754) result that respect to equal period of the previous year, improvement in 8.17%.

2.6 Non Operational Result

The non operational result as of December 2005 evidence an improvement of 13.78% respect to equal period of the previous year due to by the decrease in Other non operational Expenses, despite Other Non Operational Income also evidence a decrease, although in a smaller percentage.

2.7 Financial Expenses

The Financial Expenses of the Company to December 2005 evidence a decrease compared with December 2004, due to by minor financial liabilities.

2.8 Result before taxes, depreciation, amortization, financial expenses and extraordinary items

This index as of December 2005 is smaller with the registered to equal period of the previous year caused by the global negative result for the 2005 year.

2.9 Utility (Loss) after Taxes

The result as of December 2005 represent a loss that increases respect to the result for equal period of the previous year, that is explained in part by the increase in tax to Rent.

  Cash Flow Analysis

The final balance of cash and cash equivalent as of December 31, 2005 and 2004 was ThCh$ 400,474 and ThCh$ 2,074,075, respectively.

Concepts and Periods 2005 2004

ThCh$ ThCh$

Operational activities Flow (4,188,411) (3,920,351)

Financing activities Flow (8,876,254) 2,871,734

Investment activities Flow 11,436,171 2,085,875

Inflation effect (45,107) (21,426)

Inicial balance 2,074,075 1,058,243

Final balance in cash and cash equivalent 400,474 2,074,075

The variation in operational activities as of December 2005 respect to the previous year, is explained by a smaller collection of sales debtors, despite the payment to suppliers and personnel diminishes in a smaller percentage, as the paid interests.

The variation in Financing activities Flow comparing both years it is explained by the global increase between the obtaining and the payment of loans, and a decrease by the obtaining of loans from related companies.

The Investment activities Flow shows an increase in the sales of fixed assets and the decrease in the incorporation of these.

4. Activity and analysis of differences of books values and economic values of the main assets

On the consolidated total assets of the society, 71.35% are Fixed Assets, 3.48% correspond to Accounts to Receive with Related Companies of short and long term, and 7.10% to Inventories. By the assets that are received to Related Companies doubts in the payment of 100% of these debts do not exist. The goods of Fixed Assets appear to their cost of acquisition, with currency adjustment and linearly depreciated on base of the years of useful life in each group of goods according to legal dispositions that the Taxes Authorities has distributed. Respect the Inventories, these appear to their average cost and their value thus determined does not exceed their net values of release.

    Investments and Sales

    During the period under analysis sales and investments are the following:

    The investments, corresponded to machineries, furniture and installs, vehicles, and remodeling of some sales places. The main sales in the period are:

    - Annexed Chiguayante Land, in Chiguayante County.

    - Land and Building Providencia Supermarkets, in Providencia County

    - Vehicles, 3 trucks and 2 cranes were sold.

    Rotation of Inventories

As of December 31, 2005 rotation is 7.65 times and 8.35 times to equal period of 2004 year.

4.3 Permanence of Inventory.

As of December 31, 2005 the inventory permanence is 47.07 days and to equal period of the previous year it is 43.1 days.

5. Analysis of Yield

5.1 Yield of the Equity

As of December 31, 2005 this yield is smaller in 21.92% to the produced one in the previous year.

5.2 Yield of the Assets

In the year 2005 the yield of the assets is smaller in 29.27% in relation with year 2004.

5.3 Yield of Operational Assets

The yield of these assets as of December 31, 2005 is less 25.37% that represents an improvement respect equal period of the previous year that was less 25.67%. This reflects the increase of operational result for the present exercise. The accounts of assets considered in this analysis are: Sales debtors, Documents Debtors, Several Debtors, Inventories, Taxes to Recover and Advanced Paid Expenses.

5.4 Utility per Share

The result per share as of December 31, 2005 was Ch$(6.44) whereas for equal period 2004 year it was Ch$(5.84)

5.5 Return of Dividends

Under the period analyzed, dividends were not distributed. The value by each share as of December 31, 2005 and 2004 is Ch$19.0 and
Ch$ 31.80 respectively.

6. Markets in which it participates, the competition that faces, and its relative participation

The Chilean supermarket sector it is compound mainly of Unimarc chains, D&S Lider; Cencosud with Jumbo marks, Las Brisas, Santa Isabel and the recent acquisition of Montecarlo; Falabella and its acquisition of San Francisco Supermarkets; they follow them Montserrat Supermarkets, Economax and Rendic. According to numbers of the sector Union, at the end of 2004, both main operators of the country, D&S and Cencosud, distributed 53% of more and more interesting industry.

In 2005 year, the three greater supermarkets institutions in Chile, D&S, Falabella and Cencosud, sent to a strong expansion program in order to take more presence in the country. While the owner of Leader and the Main of Paulmann Group bet to add sales points in regions and small cities, Falabella looks for to extend its mark San Francisco in the counties of Santiago City, with which it aspires to take 10% from the sector. Also, in December Tottus Supermarket in Puente Alto County was inaugurated as a first one. Nevertheless, the investments of Falabella do not stop and in 2006 year the company it considers openings in Nataniel Cox street, Plaza Oeste and Huechuraba, in addition to take places in La Calera City and in Antofagasta City.

Additionally, Cencosud will be the first operator of supermarkets in locating this kind of establishments in the intermodal stations of the road project Transantiago, because it reached an agreement with Sociedades Concecionarias Intermodal, operator of the future intermodal stations of Quinta Normal County and La Cisterna County.

Lider Supermarkets either opened a place in Talagante County, competing with San Francisco, settled down competitor in that zone.

On the other hand, Unimarc counts with 41 places and market participation with 3.5%, starting an aggressive commercial and financial strategy that it tries to elevate the level of sales.

The new airs of Unimarc are oriented to be different from the great chains with a supply of imported products from different countries such as Denmark, India, Holland, Indonesia, Argentina, Colombia, Ecuador and Mexico, among others, with high quality to very low cost for clients. Also, Unimarc announced the launching of an own credit card, initiative, that will offer diverse functions, alternatives and agreement that hope to constitute it as a highly competitive instrument, acceding to numerous benefits, discounts and prizes by the accumulation of points when buying in the supermarket. Example of this last one is recently two trips for two people for Europe have been drawn, as prize by purchases over Ch$ 40,000. - Soon is hoped to give preferential credit to our clients.

This card will compete already with the existing ones of other chains, as they are those Jumbo Mas Card and Presto Lider Card, next will burst in into the open credit cards business.

Another newness of Unimarc is the implementation of new technologies in cashier places, unique in the industry of supermarkets that additionally to operating the traditional one of sale will allow the payment of accounts related with services and general expenses of our clients and other companies, through a payment agreement. In addition, these cashier places count with two flat screens, that allow the client to see clearly the product that it buys and to visualize the detail of his ticket, giving them total transparency to the operation of sale and to show advertising images the clients while they make the row of payment. Also, cashier places will allow the clients to play chance games.

In order to attract new clients and to get their present ones fidelity, it is continued implementing in all the chain the promotion of Unicheques, which consists of the exchangeable delivery of ticket in merchandises of fresh products, fruits and vegetables, bakery and pastry shop, and meats by amounts of Ch$2,000, Ch$3,000 and Ch$6,000, according to purchase portions, which without a doubt will attract new clients to the company. With the same objective the promotions and discounts supported with advertising that are distributed weekly.

7. Analysis of market Risk.

In December 2005, the IMACEC grew 5.3% ruining the projections of the experts, who considered a greater growth. With this preliminary number, the Central Bank has considered a growth of 6.3% for year 2005.

The Index of physical sale of manufacturing industry registers to December, 2005 an increase 6% respect to level reached in December, 2004. With this, the annual movable average of industry grew in 5.6%. The quarterly movable average increased 5.4%. It is possible to emphasize that in December, 2005, there is equal amount of working days that in December of 2004.

The inflation index registered in the December, 2005 a monthly variation (0.3%) accumulating in the year an increase 3.7%.

The main increases of prices registered in the groups Others, and Education and Recreation. The greater decreases of prices were in Feeding, Health and Transports, and with fallen minors they are those of House, Clothes and Equipment of the House.

The observed dollar average of the quarterly October to December 2005 was 526 chilean pesos by dollar.

The national rate of unemployment reached to 6.9% in the quarterly October to December, 2005, experiencing a decrease 0.9 percentage points respect to equal trimester of the previous year and a decrease 0.7% respect the to previous movable trimester.

The quarterly change is formed by a decrease 0.2% in the estimation of the work force, respect to equal trimester of the last year, and with an increase 0.3% respect to equal movable trimester of the previous year.

The number of employed increased 0.7% when comparing it with equal trimester of the previous year, and increased 1% respect to the previous trimester.

7.1 Risk of interest rate and exchange rate.

From this point of view the society maintains debts to average rate 5.49% and is compound in 23.54% in national currency and 76.46% in foreign currency, mainly American dollars.

Supermercados Unimarc S.A. does not count on financial derivatives contracts that allow to diminish the exchange risk or the fluctuation of the interest rate. From the point of view of the result we can say that Operational Income of Supermercados Unimarc S.A. in foreign currencies represents 0.85% of the total of the Operational Income, which are made up of a 90.78% in Argentine pesos, as a result of operational income of our Argentine subsidiary Supermercados Hipermarc S.A. and 9.22% which they correspond to dollars in exports of our Chilean subsidiary Interagro Comercio y Ganado S.A.

The Operational Costs in foreign currencies represent 0.15% of total Operational Cost of Supermercados Unimarc S.A. and correspond in 100% to Argentine pesos, since the costs of our subsidiary Interagro Comercio y Ganado S.A. are in Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2005
ASSETS	31/DEC/05	30/SEP/05	30/JUN/05	31/DEC/04

Available	400,474	106,847	334,101	2,074,075
Debtors from sales (Net)	2,079,641	1,641,232	1,455,832	1,932,936
Net Negotiable Securities	0	0	0	0
Trade Debtors (Net)	0	0	0	0
Notes Receivable (Net)	1,046,745	714,181	671,492	2,003,101
Sundry Debtors (Net)	77,475	1,378,949	760,336	586,176
Related Co. Bills receivables and Debtors	1,509,289	8,549,431	5,429,511	6,591,445
Inventories (Net)	10,967,189	11,297,345	10,644,668	10,816,528
Recoverable Taxes	393,994	220,681	410,629	789,109
Prepaid Expenses	822,412	810,211	814,077	842,521
Deferred Taxes	116,585	121,616	0	0
Other Current Assets	41,342	102,823	105,429	417,211
Total Current Assets	17,454,146	24,943,316	20,626,075	26,053,102

Land	29,987,391	39,496,623	40,472,171	40,395,028
Construction and Infrastructure Works	47,484,945	50,172,225	54,542,329	53,469,764
Machinery and Equipment	18,675,600	18,460,333	24,295,786	24,248,447
Other Fixed Assets	35,356,615	36,069,718	38,904,436	38,810,536
	0	0	0	0
Depreciation (Less)	(21,351,681)	(20,514,420)	(29,200,657)	(26,808,127)
Total Fixed Assets	110,152,870	122,684,479	129,014,065	130,115,648

Investment in Related Companies	3,838	3,647	3,745	3,745
Investments in other companies	0	0	0	0
Lower Value of Investments	13,527,484	13,641,118	14,077,999	14,740,731
Higher Value of Investments (less)	(31,418)	(32,172)	(33,689)	(35,943)
Long - Term Debtors	511,911	514,074	533,706	540,566
Related Comp. Bills Receivable and Debtors	3,865,950	0	0	0
Deferred Taxes	7,655,837	7,547,980	8,271,464	8,312,866
Intangibles	9,618	9,785	10,551	10,429
Amortization (Less)	0	0	0	0
Other	1,230,111	1,424,670	1,499,411	1,189,445
Total Other Assets	26,773,331	23,109,102	24,363,187	24,761,839

Total Assets	154,380,347	170,736,897	174,003,327	180,930,589

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2005
LIABILITIES	31/DEC/05	30/SEP/05	30/JUN/05	31/DEC/04
Short-Term Obligation Banks & Financial Inst.	1,688,615	2,528,638	7,692,406	4,470,944
Obligation with Banks & Financial Inst. L/T Portion	3,597,146	3,583,770	3,875,323	3,748,481
Obligations with the Public	0	0	0	0
Obligations with the Public (bonds)	0	0	0	0
Within 1 year Long-term Obligations	0	0	0	0
Payable Dividends	0	0	0	0
Accounts payable	19,101,825	18,096,585	19,217,135	22,936,145
Notes Payable	67,669	170,993	131,486	104,598
Sundry Creditors	1,491,681	1,591,987	1,174,003	1,387,557
Related Co. Notes and Accounts Payable	11,716,888	24,749,652	13,843,093	13,322,378
Provisions	664,356	706,492	764,117	990,149
Withholdings	632,087	545,097	558,882	436,963
Income Tax	0	0	0	149,307
Income Received in Advance	388,046	400,075	449,105	436,564
Deferred Taxes	0	0	16,760	121,570
Other Current Liabilities	0	0	0	0
Total Current Liabilities	39,348,313	52,328,289	47,722,310	48,104,656
Obligations with Banks & Financial Inst.	9,638,211	10,644,788	12,784,163	14,326,488
Obligations with the Public (bonds)	0	0	0	0
Notes Payable	768,848	701,955	852,406	918,540
Sundry Creditors	2,509,238	2,705,542	2,939,789	3,192,726
Related Co. Notes and Account Payable.	18,147,299	17,952,902	18,493,114	18,663,419
Provisions	0	0	0	0
Other Long-Term Liabilities	968,625	1,100,207	1,347,313	1,527,976
Total Long-Term Liabilities	32,032,221	33,105,394	36,416,785	38,629,149
Minority Interest	17,279	18,034	20,458	21,924
Paid-in Capital	59,925,903	57,843,536	59,347,468	59,925,903
Capital Revaluation Reserves	0	1,388,245	593,475	0
Share premium	30,651,351	30,296,316	30,659,043	30,651,351
Other Reserves	(10,069,222)	(8,883,232)	(6,225,145)	(7,000,154)
Develop Period Accumulated Deficit (less)	0	0	0	0
Retained Earnings	2,474,502	4,640,315	5,468,933	10,597,760
Future Dividends Reserves	0	0	0	0
Accumulated Profits	10,597,760	10,475,006	10,600,420	17,968,908
Accumulated Losses (less)	0	0	0	0
Profit (Loss) of the Period	(8,123,258)	(5,834,691)	(5,131,487)	(7,371,148)
Interim Dividends (less)	0	0	0	0
Total Equity	82,982,534	85,285,180	89,843,774	94,174,860
Total Liabilities	154,830,347	170,736,897	174,003,327	180,930,589

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2005
INCOME STATEMENT	31/DEC/05	30/SEP/05	30/JUN/05	31/DEC/04

Trading Income	110,194,737	78,628,942	52,464,605	123,743,791
Operating costs	(85,305,984)	(59,166,997)	(39,811,451)	(96,557,985)
Trading Margin	26,888,753	19,461,945	12,653,154	27,185,806
Adm. and Sales Expenses	(30,992,507)	(22,328,989)	(15,714,133)	(31,654,454)
Operating Results	(4,103,754)	(2,867,044)	(3,060,979)	(4,468,648)
Financial Income	24,940	13,983	4,732	469,499
Related Co. Invest. Profits	93	0	0	2,492
Other non-operating income	421,992	286,802	437,640	1,221,788
Related Comp. Invest. Losses	0	(55)	(2)	0
Lower Value Invest. Amortization	(1,210,254)	(937,259)	(666,432)	(1,332,545)
Financial Expenses	(3,319,110)	(2,426,211)	(1,722,076)	(3,723,437)
Other non-operating expenses	(90,794)	(16,041)	(33,818)	(1,191,468)
Price-level restatement	631,437	336,469	199,201	107,767
Exchange rate differences	(337,829)	0	(446,263)	(53,628)
Non-Trading Income	(3,879,525)	(2,732,312)	(2,227,018)	(4,499,532)
Profit Before Tax	(7,983,279)	(5,599,356)	(5,287,997)	(8,968,180)
Income Tax	(147,806)	(241,468)	152,435	1,589,724
Consolidated (Loss) Profit	(8,131,085)	(5,840,824)	(5,135,562)	(7,378,456)
Minority Interest	3,301	2,778	1,810	2,275
Net (Loss) Profit	(8,127,784)	(5,838,046)	(5,133,752)	(7,376,181)
Higher Value Invest. Amortization	4,526	3,355	2,265	5,033
Profits (Loss) of the Period	(8,123,258)	(5,834,691)	(5,131,487)	(7,371,148)

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At December 31, 2005
FINANCIAL RATIOS	31/DEC/05	30/SEP/05	30/JUN/05	31/DEC/04
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	(6.44)	(4.62)	(4.07)	(5.84)
Book Value ($)	65.76	67.59	71.20	74.63